Press Release Q2 2014	Page 1 of 14

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades releases its 2014 second quarter results and pursues its strategic repositioning

Kingsey Falls, Québec, August 12, 2014 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended June 30, 2014.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the second quarter results: “The second quarter was marked by important decisions in continuation of our strategic action plan. The sale of our fine papers activities, the announcement of our exit from the kraft paper market and the closure of the Djupafors mill clearly demonstrate our willingness to rationalize our operations to focus on our core sectors. We also took advantage of favorable market conditions by refinancing more than $700 million of senior notes on terms that will be more advantageous in the long term. These decisions, while having a negative impact on our net results in the short term, will positively impact our profitability in the medium and long term and give us more flexibility to invest in our strategic assets. Even if some of these decisions were difficult to make, we need to appreciate the progress achieved and keep in mind that they will strengthen the financial situation of the company.

We are even more satisfied with the results for the quarter since they were positive despite the negative impact of non-recurring charges resulting from our strategic initiatives. Excluding these items, our EBITDA continued to grow on a comparable basis, both sequentially and compared to the same period of last year. The Containerboard Group was the main contributor to this growth. The Boxboard Europe Group also performed well during the quarter despite the lack of energy credits while the Specialty Products Group generated improved results when excluding the impact of discontinued operations. The Tissue Papers Group did better than in the first quarter but was unable to match last year’s performance due to lower shipments in the retail market. Finally, the Greenpac mill continued to ramp-up as planned with daily production averaging close to 1,200 short tons in June.”

Q2 2014 Strategic Highlights

•	Refinancing of our 2016 and 2017 senior notes at favorable terms; net debt now standing at $1,645 million (compared to $1,708 million as at March 31, 2014);

•	Exit from the fine papers sector with the divestiture of three units for $39 million;

•	Closure of the Djupafors boxboard mill in Sweden;

•	Exit from the kraft paper market with the announcement of the closure of the East Angus mill to occur in October 2014.

Q2 2014 Financial Highlights (considering the fine papers activities and Djupafors mills as discontinued operations)

•	Sales of $985 million ($1,034 million with discontinued operations)

(compared to $941 million in Q1 2014 (+5%) and $934 million in Q2 2013 (+5%))

•	Excluding specific items

•	EBITDA of $91 million ($93 million with discontinued operations)

(compared to $77 million in Q1 2014 (+18%) and $81 million in Q2 2013 (+12%))

•	Net earnings per share of $0.08

(compared to $0.01 in Q1 2014 and $0.09 in Q2 2013)

•	Including specific items

•	EBITDA of $51 million ($4 million with discontinued operations)

(compared to $81 million in Q1 2014 (-37%) and $80 million in Q2 2013 (-36%))

•	Net loss per share of $0.88

(compared to $0.01 in Q1 2014 and net earnings of $0.03 in Q2 2013)

•	The following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $43 million impairment charge following the revaluation of certain assets in our Packaging Products groups ($27 million) and the write-off of notes receivable linked to our former boxboard mill sold in 2011 to Fusion Paperboard following the announcement of its closure ($16 million) (operating income and net earnings);

Press Release Q2 2014	Page 2 of 14

•	a $5 million pension plan curtailment gain, net of closure costs, further to the announced closure of the East Angus kraft paper mill (operating income and net earnings);

•	a $2 million unrealized loss on derivative financial instruments (operating income and net earnings);

•	a $44 million loss on the refinancing of our senior notes (net earnings);

•	a $13 million foreign exchange gain on long-term debt and financial instruments (net earnings);

Press Release Q2 2014	Page 3 of 14

•	a $2 million loss included in the share of results of affiliates and joint ventures (net earnings);

•	a $38 million net loss resulting from discontinued operations of our fine papers activities and our boxboard mill in Sweden (net earnings).

Financial Summary

Segmented OIBD excluding specific items 1, 2

(in millions of Canadian dollars)	Q2 2014	Q1 2014	Q2 2013

Packaging Products
Containerboard	43	33	33
Boxboard Europe	19	23	10
Discontinued operations - Boxboard Europe	1	1	2
Specialty Products	13	12	16
Discontinued Operations - Specialty Products	(3)	(4)	(4)

Tissue Papers	23	20	33

Corporate Activities	(5)	(8)	(9)

OIBD excluding specific items	91	77	81

Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Note 2 - Refer to section “Supplemental information on non-IFRS measures”.

Selected consolidated information1

(in millions of Canadian dollars, except amounts per share)	Q2 2014	Q1 2014	Q2 2013

Sales	985	941	934
Excluding specific items [2]
Operating income before depreciation and amortization (OIBD or EBITDA)	91	77	81
Operating income	45	33	38
Net earnings	7	1	8
per common share	$0.08	$0.01	$0.09
Margin (OIBD or EBITDA)	9.2%	8.2%	8.7%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	51	81	80
Operating income	5	37	37
Net earnings (loss)	(83)	(1)	2
per common share	$(0.88)	$(0.01)	$0.03

Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Note 2 - Refer to section “Supplemental information on non-IFRS measures”.

Results analysis for the three-month period ended June 30, 2014 compared to the same period last year

In comparison with the same period last year, sales increased by 5% to $985 million during the second quarter of 2014 as favorable exchange rates and higher selling prices in our Containerboard Group more than offset lower shipments and the negative impacts of divestitures, namely the creation of a joint venture in New Brunswick.

Operating income, excluding specific items, increased from $38 million in the second quarter of 2013 to $45 million in the second quarter of 2014. In addition to the above-mentioned factors, a decrease in subcontracting and SG&A costs also contributed to counter the negative impacts of higher raw material costs. When including specific items, operating income amounted to $5 million in the second quarter of 2014 in comparison to $37 million for the same period of last year.

Press Release Q2 2014	Page 4 of 14

Net earnings excluding specific items amounted to $7 million ($0.08 per share) in the second quarter of 2014 compared to $8 million ($0.09 per share) for the same period in 2013. Including specific items, the net loss amounted to $83 million ($0.88 per share) in the second quarter of 2014 compared to net earnings of $2 million ($0.03 per share) in the same quarter in 2013 due to charges related to the refinancing, impairments and losses on discontinued operations.

Press Release Q2 2014	Page 5 of 14

Results analysis for the three-month period ended June 30, 2014 compared to the previous quarter

In comparison to the previous quarter, sales increased by 5% to reach $985 million in the second quarter of 2014 as higher shipments more than offset the negative impact of unfavorable foreign exchanges.

Operating income, excluding specific items, increased from $33 million in the first quarter of 2014 to $45 million in the second quarter of 2014. In addition to higher shipments, a decrease in energy costs and other production costs also contributed to counter the negative impacts of higher raw material costs and less favorable exchange rates.

Net debt decreased by $63 million to $1,645 million due to stronger cash flows from operations, a favorable exchange rate and proceeds from the sale of the fine papers activities. We also paid $33 million of refinancing costs during the quarter.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

In commenting on the near-term outlook, Mr. Plourde added: “Going forward, we expect stable market conditions and recycled paper prices. We will take three weeks of downtime at the Santa Giustina boxboard mill in Italy for a major rebuild of one of the paper machines. Consequently, we now expect our 2014 results to be similar to what we generated in 2013. On a more positive note, our exit from declining sectors that normally require substantial maintenance expenditures puts us in a better position for the future. Our recent refinancing will result in interest savings of close to $15 million per year, and, when combined with the proceeds of the sale of our fine papers activities, has provided for $100M of additional financial flexibility.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 11, 2014 to shareholders of record at the close of business on August 29, 2014. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the second quarter of 2014, Cascades did not purchase shares.

Conference call information

Management will comment on the 2014 second quarter financial results during a conference call to be held today at 10:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until August 20, 2014 by dialing 1-888-843-7419 and by using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

Press Release Q2 2014	Page 6 of 14

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	JUNE 30, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents	98	23
Accounts receivable	563	512
Current income tax assets	30	34
Inventories	512	543
Financial assets	2	2

	1,205	1,114
Long-term assets
Investments in associates and joint ventures	258	261
Property, plant and equipment	1,579	1,684
Intangible assets with finite useful life	190	196
Financial assets	16	17
Other assets	78	108
Deferred income tax assets	163	118
Goodwill and other intangible assets with indefinite useful life	333	333

	3,822	3,831

Liabilities and Equity
Current liabilities
Bank loans and advances	79	56
Trade and other payables	596	590
Current income tax liabilities	6	2
Current portion of provisions for contingencies and charges	12	2
Current portion of financial liabilities and other liabilities	11	11
Current portion of refinanced senior notes	272	—
Current portion of other long-term debt	35	39

	1,011	700
Long-term liabilities
Long-term debt	1,357	1,540
Provisions for contingencies and charges	35	37
Financial liabilities	27	39
Other liabilities	188	212
Deferred income tax liabilities	111	109

	2,729	2,637

Equity attributable to Shareholders
Capital stock	483	482
Contributed surplus	18	17
Retained earnings	530	642
Accumulated other comprehensive loss	(57)	(60)

	974	1,081
Non-controlling interest	119	113

Total equity	1,093	1,194

	3,822	3,831

Press Release Q2 2014	Page 7 of 14

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2014	2013	2014	2013
Sales	985	934	1,926	1,796
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million for 3-month period (2013— $43 million) and $90 million for 6-month period (2013— $85 million))	851	806	1,671	1,561
Selling and administrative expense	87	92	176	178
Loss (gain) on acquisitions, disposals and others	—	(2)	(5)	3
Impairment charges and restructuring costs	38	—	38	—
Foreign exchange loss (gain)	2	(2)	—	(4)
Loss on derivative financial instruments	2	3	4	2

	980	897	1,884	1,740

Operating income	5	37	42	56
Financing expense	27	26	55	51
Interest expense on employee future benefits	2	2	4	5
Loss on refinancing of long-term debt	44	—	44	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	5	(7)	7
Share of results of associates and joint ventures	2	1	2	(2)

Profit (loss) before income taxes	(57)	3	(56)	(5)
Recovery of income taxes	(15)	—	(17)	—

Net earnings (loss) from continuing operations including non-controlling interest for the period	(42)	3	(39)	(5)
Net loss from discontinued operations for the period	(38)	—	(38)	—

Net earnings (loss) including non-controlling interest for the period	(80)	3	(77)	(5)
Net earnings attributable to non-controlling interest	3	1	7	1

Net earnings (loss) attributable to Shareholders for the period	(83)	2	(84)	(6)

Net earnings (loss) from continuing operations per basic and diluted common share	$(0.48)	$0.03	$(0.49)	$(0.06)
Net earnings (loss) per basic and diluted common share	$(0.88)	$0.03	$(0.89)	$(0.06)

Weighted average basic number of common shares outstanding	93,985,582	93,880,199	93,936,986	93,882,914

Weighted average number of diluted common shares	95,272,645	94,540,336	95,387,909	94,387,642

Net earnings (loss) attributable to Shareholders:
Continuing operations	(45)	2	(46)	(6)
Discontinued operations	(38)	—	(38)	—

Net earnings (loss)	(83)	2	(84)	(6)

Press Release Q2 2014	Page 8 of 14

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net earnings (loss) including non-controlling interest for the period	(80)	3	(77)	(5)

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(26)	24	1	35
Change in foreign currency translation related to net investment hedging activities	19	(15)	(1)	(24)
Income taxes	(3)	2	—	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	3	(2)	2	(4)
Change in fair value of interest rate swaps	(3)	10	(8)	10
Change in fair value of commodity derivative financial instruments	1	(1)	9	5
Income taxes	—	(4)	—	(5)
Available-for-sale financial assets	(1)	—	(1)	—

	(10)	14	2	20
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(9)	34	(28)	33
Income taxes	3	(9)	8	(9)

	(6)	25	(20)	24

Other comprehensive income (loss)	(16)	39	(18)	44

Comprehensive income (loss) including non-controlling interest for the period	(96)	42	(95)	39
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	4	6	4

Comprehensive income (loss) attributable to Shareholders for the period	(95)	38	(101)	35

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(56)	34	(60)	31
Discontinued operations	(39)	4	(41)	4

Comprehensive income (loss)	(95)	38	(101)	35

Press Release Q2 2014	Page 9 of 14

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(84)	—	(84)	7	(77)
Other comprehensive income (loss)	—	—	(20)	3	(17)	(1)	(18)

	—	—	(104)	3	(101)	6	(95)
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2

Balance - End of period	483	18	530	(57)	974	119	1,093

	For the 6-month period ended June 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net earnings (loss)	—	—	(6)	—	(6)	1	(5)
Other comprehensive income (loss)	—	—	24	17	41	3	44

	—	—	18	17	35	4	39
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance - End of period	482	17	586	(70)	1,015	105	1,120

Press Release Q2 2014	Page 10 of 14

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Operating activities from continuing operations
Net earnings (net loss) attributable to Shareholders for the period	(83)	2	(84)	(6)
Net loss from discontinued operations for the period	38	—	38	—

Net earnings (loss) from continuing operations	(45)	2	(46)	(6)
Adjustments for:
Financing expense and interest expense on employee future benefits	29	28	59	56
Loss on refinancing of long-term debt	44	—	44	—
Depreciation and amortization	46	43	90	85
Loss (gain) on acquisitions, disposals and others	—	(2)	(5)	3
Impairment charges and restructuring costs	34	—	34	—
Unrealized loss on derivative financial instruments	2	3	3	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	5	(7)	7
Recovery of income taxes	(15)	—	(17)	—
Share of results of associates and joint ventures	2	1	2	(2)
Net earnings attributable to non-controlling interest	3	1	7	1
Net financing expense paid	(35)	(34)	(52)	(49)
Premium paid on long-term debt refinancing	(20)	—	(20)	—
Income taxes paid	(2)	—	—	(1)
Dividend received	5	—	7	1
Employee future benefits and others	(3)	(8)	(9)	(13)

	32	39	90	84
Changes in non-cash working capital components	(2)	(24)	(64)	(51)

	30	15	26	33

Investing activities from continuing operations
Investments in associates and joint ventures	—	(1)	—	(1)
Payment for property, plant and equipment	(34)	(30)	(81)	(74)
Proceeds on disposals of property, plant and equipment	1	4	6	6
Investments in intangible and other assets	—	(16)	(1)	(20)

	(33)	(43)	(76)	(89)

Financing activities from continuing operations
Bank loans and advances	4	(4)	27	1
Change in revolving credit facilities	(320)	81	(274)	105
Issuance of senior notes, net of related expenses	833	—	833	—
Repayment of senior notes	(466)	(6)	(466)	(10)
Increase in other long-term debt	1	4	1	13
Payments of other long-term debt	(12)	(15)	(26)	(29)
Settlement of derivative financial instruments	—	(10)	—	(14)
Issuance of common shares	1	—	1	—
Acquisition of non-controlling interest including dividend paid	—	(19)	—	(19)
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)

	37	27	88	39

Change in cash and cash equivalents during the period from continuing operations	34	(1)	38	(17)
Change in cash and cash equivalents during the period from discontinued operations	38	(1)	38	3

Net change in cash and cash equivalents during the period	72	(2)	76	(14)
Currency translation on cash and cash equivalents	(1)	1	(1)	1
Cash and cash equivalents - Beginning of period	27	8	23	20

Cash and cash equivalents - End of period	98	7	98	7

Press Release Q2 2014	Page 11 of 14

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	363	335	693	633
Boxboard Europe	232	215	478	427
Specialty Products	207	196	410	385
Discontinued operations of Boxboard Europe	(12)	(12)	(26)	(26)
Discontinued operations of Specialty Products	(42)	(38)	(85)	(78)
Intersegment sales	(15)	(15)	(29)	(28)

	733	681	1,441	1,313
Tissue Papers	257	264	502	505
Intersegment sales and others	(5)	(11)	(17)	(22)

Total	985	934	1,926	1,796

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	25	35	63	60
Boxboard Europe	8	10	31	21
Specialty Products	(30)	16	(18)	27
Discontinued operations of Boxboard Europe	12	2	13	2
Discontinued operations of Specialty Products	35	(4)	31	(7)

	50	59	120	103
Tissue Papers	23	33	43	62
Corporate	(22)	(12)	(31)	(24)

Operating income before depreciation and amortization	51	80	132	141
Depreciation and amortization	(46)	(43)	(90)	(85)
Financing expense and interest expense on employee future benefits	(29)	(28)	(59)	(56)
Loss on refinancing of long-term debt	(44)	—	(44)	—
Foreign exchange gain (loss) on long-term debt and financial instruments	13	(5)	7	(7)
Share of results of associates and joint ventures	(2)	(1)	(2)	2

Profit (loss) before income taxes	(57)	3	(56)	(5)

Press Release Q2 2014	Page 12 of 14

	PAYMENT FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Packaging Products
Containerboard	5	9	12	18
Boxboard Europe	6	5	7	9
Specialty Products	4	5	8	7
Discontinued operations of Specialty Products	—	(1)	(1)	(1)

	15	18	26	33
Tissue Papers	20	7	32	12
Corporate	2	3	5	9

Total acquisitions	37	28	63	54
Proceeds on disposal of property, plant and equipment	(1)	(4)	(6)	(6)
Capital-lease acquisitions	(2)	(1)	(5)	(1)

	34	23	52	47
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	9	10	33	28
End of period	(10)	(7)	(10)	(7)

Payment for property, plant and equipment net of proceeds on disposals	33	26	75	68

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings (loss) or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items on discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Press Release Q2 2014	Page 13 of 14

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q2 2014	Q1 2014	Q2 2013	Q2 2014	Q1 2014	Q2 2013

As per IFRS	(83)	(1)	2	$(0.88)	$(0.01)	$0.03
Specific items:
Gain on acquisitions, disposals and others	—	(5)	(2)	—	$(0.04)	$(0.01)
Impairment charges	43	—	—	$0.33	—	—
Restructuring costs	(5)	—	—	$(0.03)	—	—
Unrealized loss on financial instruments	2	1	3	$0.01	0.01	$0.03
Loss on refinancing of long-term debt	44	—	—	$0.35	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	6	5	$(0.12)	$0.05	$0.04
Share of results of associates, joint ventures and non-controlling interest	2	—	—	$0.02	—	—
Included in discontinued operations, net of tax	38	—	—	$0.40	—	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(21)	—	—	—	—	—

	90	2	6	$0.96	$0.02	$0.06

Excluding specific items	7	1	8	$0.08	$0.01	$0.09

Note 1: Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2 2014	Q1 2014	Q2 2013

Net earnings (loss) attributable to Shareholders for the period	(83)	(1)	2
Net earnings attributable to non-controlling interest	3	4	1
Net loss from discontinued operations for the period	38	—	—
Recovery of income taxes	(15)	(2)	—
Share of results of associates and joint ventures	2	—	1
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	6	5
Financing expense, interest expense on future employee benefits and loss on refinancing of long term debt	73	30	28

Operating income	5	37	37
Specific items:
Gain on acquisitions, disposals and others	—	(5)	(2)
Impairment charges	43	—	—
Restructuring costs	(5)	—	—
Unrealized loss on financial instruments	2	1	3

	40	(4)	1

Operating income - excluding specific items	45	33	38
Depreciation and amortization	46	44	43

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	91	77	81

Press Release Q2 2014	Page 14 of 14

The following table reconciles cash flow from continuing operations with cash flow from continuing operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q2 2014	Q1 2014	Q2 2013

Cash flow from continuing operations	30	(4)	15
Changes in non-cash working capital components	2	62	24

Cash flow from continuing operations (adjusted)	32	58	39
Specific items, net of current income taxes:
Restructuring costs	4	—	—
Premium paid on long-term debt refinancing	20	—	—

Excluding specific items	56	58	39

For further information:

Media:	Source:

Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs 819-363-5184	Vice-President and Chief Financial Officer

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